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                          [SIMON PROPERTY GROUP LOGO]

                                                          January 15, 2003

DEAR TAUBMAN CENTERS SHAREHOLDER:

    Simon Property Group (NYSE: SPG) has today increased its cash tender offer to acquire all outstanding common shares of Taubman Centers, Inc. (NYSE: TCO) to a price of $20.00 per share.

    We are also pleased to announce that Westfield America, Inc., the U.S. subsidiary of Westfield America Trust (ASX: WFA), has joined us in this offer. SPG has worked successfully with Westfield in the past and produced significant value for all shareholders involved--we are confident we can do so again with TCO.

    This increased cash offer represents a:

    - 50% PREMIUM over TCO's price before SPG first made a written acquisition proposal

    - 25% PREMIUM over TCO's closing price yesterday

    - 25% PREMIUM over the highest closing price in TCO's 10-year history before SPG's proposal

    This all-cash offer is not conditioned on due diligence or financing. Nor is it conditioned on participation by the limited partners of Taubman Realty Group operating partnership.

         IF YOU WANT $20.00 PER TCO SHARE IN CASH, YOU MUST TENDER NOW

    If you want the opportunity to receive $20.00 in cash for your TCO shares, you must tender your shares. UNLESS AT LEAST TWO-THIRDS, OR APPROXIMATELY
35 MILLION, OF TCO'S APPROXIMATELY 52.2 MILLION OUTSTANDING COMMON SHARES, ARE TENDERED BY FEBRUARY 14, 2003, WE WILL WITHDRAW OUR OFFER AND TERMINATE OUR EFFORTS TO ACQUIRE TCO.

                        SEND A MESSAGE TO THE TCO BOARD

    Despite the compelling premium being offered, your Board has thus far refused to even discuss a transaction because the Taubman family--which owns approximately 1% of TCO's common shares--opposes a sale. The public shareholders of TCO--who own approximately 99% of TCO's common shares--should be the ones to decide whether to accept our premium all-cash offer. TENDERING YOUR SHARES BY FEBRUARY 14 IS THE ONLY WAY FOR YOU TO TELL YOUR BOARD THAT YOU DEMAND THAT OPPORTUNITY.

    Remember, TCO shares were trading at only $13.32 before SPG first offered to acquire TCO. WE ARE OFFERING YOU $20.00 IN CASH--TCO HAS FAILED TO OFFER YOU ANY CREDIBLE ALTERNATIVE TO DELIVER COMPARABLE IMMEDIATE VALUE.

            SPG AND WESTFIELD ARE JOINING TOGETHER TO ACQUIRE TCO--
                            BUT WE NEED YOUR SUPPORT

    Your Board is standing in the way of you receiving $20.00 per share. SHOW THEM YOU OBJECT. With strong shareholder support, we are confident the offer can be successfully completed.

    Stand up and be counted. TENDER YOUR SHARES TODAY--and send a clear message to the TCO Board. If you need information or assistance with tendering, please call MacKenzie Partners toll-free at (800) 322-2885.

                                          Very truly yours,

                                          DAVID SIMON,
                                          CHIEF EXECUTIVE OFFICER